SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 09, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q07
Results Presentation

São Paulo, November 09, 2007

Information and Projection

  This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

  This material has been prepared by TAM S.A. (“TAM“ or the “Company”) includes certain forward -looking statements that are based principally on TAM’s current expectations and on projections of future events and financial trends that currently affect or might affect TAM’s business, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of each could cause actual financial condition and results of operations to differ materially from those set out in TAM’s forward -looking statements. TAM undertakes no obligation to publicly update or revise any forwardlooking statements.

  This material is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Likewise it does not give and should not be treated as giving investment advice. It has no regard to the specific investment objectives, financial situation or particular needs of any recipient. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for the exercise of their own judgment.

TAM is a low cost company with better service at competitive prices

The domestic market growth reached 10% in the first 9 months of the year

We have been domestic market leaders since 2003, ending September with 48%

Domestic Market Share (RPK’s)

Domestic Market Share – 3Q07	Domestic Market Share -- Sep/07

The international market (among Brazilian carriers) is recuperating …

International Market - Variation
(vs previous year)

…higher growth anticipated for Brazilian carriers due to the unbalance in the bilateral agreements

% International traffic

Since July 2006, we are international market leaders among the Brazilian companies

International Market Share

International Market Share – 3Q07	International Market Share– Sep/07

3Q07 Highlights	(1/2)

  Steady strengthening of our fleet

  In the 3Q07, delivery of 2 new A320, 2 new A321 and redelivery of 4 F100 (vs 2Q07)

  Strengthening of our network

  International market:

  New daily flight to Caracas (Venezuela) since September 28 and to Montevideo (Uruguay) since November 5

  Authorization to fly to Frankfurt (Germany) as of November 30 and Madrid (Spain) as of December 21

  Domestic market:

  Reorganization of the network due to new regulatory definitions

  New commercial agreement with NHT – TAM now serves 81 locations in Brazil (including agreements already existing with Pantanal, Passaredo, Trip and Total)

3Q07 Highlights	(2/2)

  Mobilization of the company to provide full support to victims’ families, authorities and employees regarding the accident with flight 3054

  Operational efficiency

  Maintenance of block hours per aircraft/day in 12.6 hours and in 13.4 hours when considering only the operating fleet (vs. 2Q07) Î

  Average total load factor in 3Q07 of 68.6%

  Agreement with ABAV (Association of Brazilian Travel Agents) to change compensation method

  Launch of new websites: institutional and investors relation

Relevance of agreement with ABAV

  Changes with agreement, valid as of January:

	Before	After

Travel agent compensation	Included in ticket value	Specified in the ticket value

	Paid directly by TAM	Paid directly by passenger

	6-7% of ticket value	10% of ticket value or R$ 30 (whichever is greater)

Applicable channels	all channels	agencies linked to ABAV,TAM’s point of sales (stores and TAM Viagens, outsourced agencies and call center) – excluding electronic sales

  Expected benefits for TAM: no more commissions paid in the domestic market (reduction in commercial costs), increase in direct sales through the website

3Q07 was impacted by significant modifications in the civil aviation regulatory environment in Brazil (1/2)

Modification*	Impact for TAM

Congonhas airport: operating only direct flights within a range of 1,000km	Transferring 30 flights from Congonhas to Guarulhos
Slots operated per hour:	Cancellation of 11 flights in total network
Total:36	Adjustment of schedule for both Congonhas and Guarulhos airports
Charter: no longer allowed	Decrease of 0.5 hour per day in aircraft utilization

3Q07 was impacted by significant modifications in the civil aviation regulatory environment in Brazil (2/2)

Modification*	Impact for TAM

• New international flights allocated outside the São Paulo terminal (Guarulhos and Congonhas)	•New international frequencies to Caracas,Montevideo, Frankfurt and Madrid originated in Guarulhos based on th exchange of slots
• Study on possible locations for a new airport site in São Paulo	•Postponed 180 days
•Redistribution of spaces to permit accommodation of a larger number of passengers at Guarulhos and of airport spaces currently occupied by companies under bankruptcy or reorganization	•Only Guarulhos airport redistributed. Improvement in the check-in and luggage handling efficiency.

The decrease in domestic revenues impacted our total revenue growth in 3Q07

Gross Revenues (R$ M)
•Domestic passenger revenue decreased 16.9%
•RPK reduction 0.2%
•ASK growth 12.7%
•International passenger revenue growth 22.3%
•RPK growth 55.3%
•ASK growth 73.4%
•Cargo revenue growth 60.8%
•Other revenue growth 29.2%

When compared to an extremely strong 3Q in 2006, the result is total RASK decreasing 23%

	3Q06	2Q07	3Q07	3Q06 vs 3Q07	2Q07 vs 3Q07

•RASK Total[1]	22.2	16.8	17.0	-23.4%	1.2%

• RASK Scheduled Domestic[2]	21.4	15.3	15.4	-28.0%	0.7%

• LF Scheduled Domestic	75.1	71.9	66.3	-8.8 p.p.	-5.6 p.p.
• Yield Scheduled Domestic[3]	30.1	22.3	24.4	-18.9%	9.4%

• RASK Scheduled International[2]	18.2	12.3	12.5	-31.1%	1.6%

• LF Scheduled International	79.6	69.1	70.8	-8.8 p.p.	1.7 p.p.
•Yield Scheduled International[3] (em R$)	22.8	17.8	17.7	-22.4%	-0.6%
• Yield Scheduled International[3] (em USD)	10.5	9.3	9.6	-8.4%	3.2%

Despite the difficulties in the quarter, TAM remained above the average load factor for the industry

Our overall domestic RPK remained flat due to the reduction of chartered operations …

	3Q06	2Q07	3Q07	2Q07 vs.. 3Q07	3Q06 vs.. 3Q07

						Total domesticmarket reduced q-o-q
Domestic Market RPK	10.1	10.9	10.5	-3.8%	4.1%

TAM Domestic RPK	5.2	5.4	5.2	-3.7%	-0.2%	Our growth y-o-ywas the same asthe market

TAM Domestic Scheduled RPK	4.6	5.1	4.8	-5.8%	4.1%

…yield environment for the scheduled domestic market continues to recover

Our CASK decreased 10% compared to 3Q06

The improvement on the spread (RASK-CASK) led our EBIT margin to increase 1 p.p. (vs 2Q07)…

… our margins reduced, compared to 3Q06 in BR GAAP…

....and in US GAAP

The main difference between BR and US GAAP is the accounting treatment of aircraft leasing

Our earnings per share decreased compared to 3Q06

Our balance sheet remains solid

R$ million - BRGAAP	2007	2006	2005	2004

Cash	2,471	2,453	995	297

Short-Term Debt	799	363	216	204

Long-Term Debt	1,465	895	425	399

Total Debt	2,265	1,258	641	603

Shareholder's Equity	1,514	1,449	760	191

Capitalization	2,980	2,344	1,185	590

Aircraft and flight equipment leases	6,011	5,032	4,389	4,557

Total Debt Adjusted	8,275	6,290	5,030	5,160

Total Capitalization Adjusted	8,990	7,376	5,574	5,147

Debt / Capitalization	76%	54%	54%	102%

Adjusted Debt / Adjusted Capitalization	92%	85%	90%	100%

Even with the appreciation of the Real, revenue in foreign currencies has remained steady compared to 2Q07

There is more to deliver on our international expansion plan

•Expansion for 2007 includes daily flights to:
→ Frankfurt (11/30) and Madrid (12/21)

• Full code-share agreements - TAP, LAN, United Airlines, Lufthansa and Air France
→Free sales on the equipment of both companies
→Integration of IT systems
→full benefit to passenger (one check-in, luggage to final destination, better connecting schedule, FFP and VIP lounges)
→Significant increase in sales force (visibility of JJ* flights on GDS systems)
→Synergy at airport operations
→Traffic enhancement in feeding and distributing flights

Besides the full code share agreements, TAM counts on an extensive international network

Interline and SPA (Special Pro Rate) agreements

• TAM has 137 interline agreements with airlines (of which 63 are SPAs), some of which are listed below:

•In both SPA and interline agreements, the companies are allowed to issue tickets from the partner, but the SPA offer a more favorable commercial condition

Americas		Europe		Other

›American ›Airlines ›Continental ›Delta ›Northwest	›Air Canada ›Aeromexico ›Avianca ›Copa	›British Airways ›Iberia ›Alitalia ›Swiss	›KLM ›Austrian ›Spanair ›Finnair	›South African ›Quantas ›JAL ›Air China	›Air New Zealand ›ANA › Korean ›Airlines ›Air India

Since our second public offer, our share had an increase in valuation of 22%

Our expectations for 2007, disclosed in December 2006, are still the same

	Guidance 2007	Jan -- Sep 2007

	• Market demand growth from 10% to 15% (in RPK terms)	10%
Market

TAM	• Average domestic market share above 50%	49%
	• Average domestic load factor at approximately 70%	70%
	• Aircraft utilization per day (block hour) higher than 13 hours	12.8
	• Reduction of 7% in total CASK ex-fuel in BR GAAP yoy	8.5%

	•Opportunity in the international market
	→ Third frequency to Paris	• Since January
	→ Inauguration of two new international long haul frequencies	• Milan (March), Frankfurt and Madrid (December)

We have a positive outlook for 2008

Guidance 2008

Market	• Domestic market demand growth from 8% to 12% (in RPK terms)

TAM	•Maintain leadership in both domestic and international markets
•ASK growth of
→Domestic 14%
→International 40%
•Average load factor at approximately 70% overall
•Reduction of 7% in total CASK ex-fuel in BR GAAP yoy
•Three additional international destinations or frequencies in 2008

Our growth plan is supported by a flexible fleet plan

See you at the TAM Day!

Nov/11 - Maintenance Center in São Carlos		Nov/12 – São Paulo
09h00	Flight JJ 9524 - Departure from Guarulhos Airport – São Paulo	08:00 - 08:30	Coffee break

09h40	Arrival at the Technological Center	08:30 - 09:00	Welcome

09h45	Transfer to the Executive Building	09:00 - 10:00	Strategic Positioning

10h00	Coffee Break	10:00 - 10:15	Coffee break

10h30	Presentation	10:15 - 11:15	Financial Performance

11h30	Visitation Shops Facilities	11:15 - 12:15	Operating Outlook

12h30	Lunch	12:15 - 14:00	Lunch

13h30	Visitation Heavy Maintenance Hangar	14:00 - 15:30	Panel: Value-generating opportunities

14h30	Visitation Museum "Asas de um Sonho"	15:30 -16:00	Coffee break

15h30	Flight JJ 9525 - Departure from São Carlos Technol. Center	16:00 - 17:30	Panel: Infrastructure (participation by external guests)

16h10	Arrival in Guarulhos Airport – SP	17:30 - 17:45	Closing

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.